FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

1203 East Wing, New World Office Building,
24 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated December 14, 2004 *

99.2 Press Release dated December 20, 2004 *

99.3 Press Release dated December 27, 2004 *

Signatures *

99.1 Press Release dated December 14, 2004

Zindart to Hold Extraordinary General Meeting Dec. 30

HONG KONG--Dec. 14, 2004--Zindart Limited (Nasdaq:ZNDT) announced today that the company will be holding an Extraordinary General Meeting of shareholders on Thursday, Dec. 30, 2004 in San Francisco, Calif. for the main purpose of electing two additional directors.

The nominees proposed by the Board of Directors are Dan Widdicombe, former Chief Financial Officer, chinadotcom Corporation, Hong Kong; and John Clough, a special advisor to General Atlantic Partners, Hong Kong.

Widdicombe is a senior financial executive with considerable operating experience with public companies. He has implemented group-wide Sarbanes-Oxley compliance initiatives and managed strategic planning and investment responsibilities. Widdicombe has also led merger and acquisition negotiations and integration efforts for large companies.

Before assuming the CFO position with chinadotcom, Widdicombe was CFO of I-Quest Corporation, Singapore, and a Managing Director with Bear Stearns Asia Limited.

Clough currently serves on the Board of Directors of chinadotcom. Since 1999, Clough also has served as a special advisor to General Atlantic Partners, one of the world's leading direct investment firms. Before that he co-founded and served as Managing Director of CSSL, a consulting firm specializing in banking, finance, manufacturing and distribution systems. Clough sold his interest in CSSL in 1999.

If elected, Messrs. Widdicombe and Clough will join Leo Paul Koulos and Gary Shemano on the company's Board of Directors, serving until Zindart's 2005 annual general meeting of shareholders, planned to be held in September 2005.

At the meeting the shareholders will also be asked to authorize the Board of Directors to issue all or part of the authorized but unissued shares of the company. Under Hong Kong law, this authorization is required in order to allow the board to issue shares of the company's equity securities in the normal course of the company's operations, including as compensation to the company's directors and executive officers.

About Zindart

Zindart Limited is a large manufacturing company, supplying a wide range of plastic, die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.2 Press Release dated December 20, 2004

Corgi's New Batmobile 2000 Wins Buyer's Choice
Award for Collectibles at iHobby Expo

HONG KONG--Dec. 20, 2004--Corgi USA's new Batmobile(TM) line is pleasing specialty retailers. The new Batmobile(TM) 2000 product, inspired by DC Comics' Batman(TM) Comic Book Series, has recently won the "Buyer's Choice" award for collectibles at the iHobby Expo in Rosemount, Ill.

Corgi USA is a division of Corgi Classics Limited, a wholly owned subsidiary of Zindart Limited (Nasdaq NM:ZNDT).

"We've been delighted at buyer response to our new line of Batmobiles," said David O'Neill, VP Marketing, Corgi USA. "We knew we had a winner when we were awarded this license from Warner Bros. Consumer Products on behalf of DC Comics and we expect consumers to be just as enthusiastic."

Although the Batmobile line was originally designed for the mass consumer audience, CORGI USA has found that the specialty retailers are ordering the high quality miniature vehicles, featuring exotic cars from the original Batman comics, for their discriminating collector customers as well.

Eleven models, replicas of some of the earliest Batmobiles from the original Batman comic book series produced by DC Comics more than six decades ago, were introduced by Corgi USA in 2004. Included were the 1940s Batmobile, a Jokermobile and a Batcycle, as well as the 1960s Batmobile and the 2000 See Through Batmobile. The total range includes vehicles from 1:43 to 1:16 scale.

About Zindart

Zindart Limited supplies a wide range of plastic, die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

About Warner Bros. Consumer Products

Warner Bros. Consumer Products, a Warner Bros. Entertainment Company, is one of the leading licensing and retail merchandising organizations in the world.

About DC Comics

DC Comics, a Warner Bros. Entertainment Inc., is the largest English-language publisher of comics in the world and home to such iconic characters as Superman, Batman, Wonder Woman and the Sandman. These DC Super Heroes and others have starred in comic books, movies, television series (both animated and live-action) and cyberspace, thrilling audiences of all ages for generations. DC Comics' web site is located at www.dccomics.com.

BATMAN and all related characters and elements are trademarks of and (C) DC Comics.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.3 Press Release dated December 27, 2004

Zindart Beefs up Marketing for Corgi Units

New Marketing Directors for Europe, USA Add Muscle to Toy and Collectible Subsidiaries

HONG KONG--Dec. 27, 2004--Zindart Limited (Nasdaq:ZNDT) has strengthened its marketing effort on both sides of the Atlantic with a new Marketing Director for Corgi Europe and a seasoned VP Marketing for Corgi USA.

David Wootliff, based in the UK, arrived with Hasbro, Disney and Warner Bros. experience and has been assigned to develop and drive the marketing effort for the company's collector products across Europe. David O'Neill, based in Chicago, is heading the U.S. subsidiary's efforts to expand Corgi's toy and miniature vehicle business, with an emphasis on providing marketing support for mass market retailers.

Before accepting the Corgi Europe position, Wootliff was UK manager, Warner Bros. Consumer Products, responsible for the toy, stationery, gift and interactive categories. Previously, he managed Disney Consumer Products' toy group, handling P&L, licensing and key account support. He also worked for Hasbro, the UK's No. 1 toy and games company, managing consumer and trade marketing in that country, which included brand strategy and implementation and all print and TV advertising, PR, packaging and promotions.

O'Neill also comes with a pedigree from the toy industry. Before accepting the top consumer product marketing position with Corgi USA, O'Neill was Director of Product Development Preschool and Boys Toys for KB Toys. O'Neill also served as Director of Hot Wheels and Director of Customer Marketing for the Arco Division of Mattel, Inc. and Director of Marketing -- Promotional Product with The Ertl Company.

Prior to joining Ertl, Mr. O'Neill held various positions, in Marketing, at Tyco, Hasbro and Mattel.

About Zindart

Zindart Limited is a large manufacturing company, supplying a wide range of plastic, die-cast products under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics, Corgi USA and Zindart Manufacturing. Corgi markets high quality and popular-priced die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: February 21, 2005	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)